UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 8 March 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF GOLD FIELDS LIMITED
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr NJ Holland, a director of Gold Fields
Limited, purchased Gold Fields Limited shares on the open market in accordance with the introduction of the Company’s Minimum
Shareholding Requirement (MSR) as approved at the AGM on 18 May
2016.
Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a five year period based on the following target shareholdings:
CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package
Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for five years and held in Escrow.
Details of the transactions are set out below:

NJ Holland
Nature of transaction On market purchase of shares (election prior to the determination of the cash
bonus to convert 50% of the 2017 cash
bonus and 100% of the vested 2014 LTIP
prior to the vesting determination
into Gold Fields shares)
Transaction Date 02 March 2017
Number of Shares 77,795
Class of Security Ordinary Shares
Market Price per Share R40.9900
Total Value R3,188,817.05
Vesting Period
The shares will be held in Escrow for
a period of 5 years
Nature of interest Direct and Beneficial
NJ Holland
Nature of transaction
On market purchase of shares (election
prior to the determination of the cash
bonus to convert 50% of the 2017 cash
bonus and 100% of the vested 2014 LTIP
prior to the vesting determination
into Gold Fields shares)
Transaction Date 07 March 2017

Number of Shares 330,822
Class of Security Ordinary Shares
Market Price per Share R41.5819
Total Value R13,756,207.32
Vesting Period The shares will be restricted and
held in Escrow for a period of 5 years
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
08 March 2017
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 8 March 2017
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer